Exhibit 15

Stream Global Services, Inc.
20 William Street, Suite 310
Wellesley, MA 02481

October 1, 2009

Ares Corporate Opportunities Fund II, L.P.

C/O Ares Management, Inc.

2000 Avenue of the Stars

12th Floor

Los Angeles, California 90067

Attn: Jeffrey Schwartz

Re:  Management Rights

Ladies and Gentlemen:

Stream Global Services, Inc., a Delaware corporation (the “Company”), and Ares Corporate Opportunities Fund II, L.P.  (the “Investor”) are party to a management rights letter agreement dated as of August 7, 2008 (the “Existing Agreement”) and desire to replace such letter agreement with this letter agreement (the “Agreement”).

You have requested that the Company grant certain management rights to the Investor  so that the purchase by the Investor of $150 million of Series A Convertible Preferred Stock issued by the Company pursuant to the Preferred Stock Purchase Agreement, dated as of August 7, 2008, among the Company, the Investor and the other parties thereto, as such agreement may be amended or otherwise modified from time to time, and 7,500,000 warrants purchased from certain stockholders of the Company pursuant to the Warrant Purchase Agreement, dated as of August 7, 2008 among the Investor and such stockholders, may qualify as a “venture capital investment” as described in clause (d)(3)(i) of the U.S. Department of Labor Regulations § 2510.3-101 (the “DOL Regulation”).  This Agreement will confirm our agreement that, effective as of the closing of the transactions contemplated by the Share Exchange Agreement, dated as of August 14, 2009, among the Company and the other parties thereto, the Existing Agreement will terminate and be of no further force or effect and the Investor will be entitled to the contractual management rights enumerated below:

(1)                                  The Company shall permit any authorized representatives designated by the Investor to visit and inspect any of the properties of the Company and its subsidiaries, including its and their books of account, and to discuss its and their affairs, finances and accounts with its and their officers, all at such times as the Investor may reasonably request, provided that access to highly confidential proprietary information and facilities need not be provided.

(2)                                  At any time during which the Investor (together with its affiliates, “Ares”) does not have a representative designated to serve on the Board of Directors of the Company (the “Board”), the Investor (or any authorized representative designated by the Investor) shall have the right to consult with and advise management of the Company on significant business issues, including management’s proposed annual operating plans, and management will meet with the Investor regularly during each year at the Company’s facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans..

(3)                                  At any time during which Ares does not have a representative designated to serve on the Board, the Company shall, concurrently with delivery to the Board, give a representative of the Investor copies of all notices, minutes, consents and other material that the Company provides to its directors, except that the representative may be excluded from access to any material or meeting or portion thereof if the Board determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information, or for other similar reasons.  Upon reasonable notice and at a scheduled meeting of the Board or such other time, if any, as the Board may determine in its sole discretion, such representative may address the Board with respect to the Investor’s concerns regarding significant business issues facing the Company.

(4)                                  As long as (i) Ares has the right to appoint at least one designee to serve on the Board, (ii) none of such designees serves on the audit committee of the Board and (iii) none of such designees can serve on the audit committee of the Board due to applicable independence requirements necessary for the continued listing of the common stock of the Company on the New York Stock Exchange, American Stock Exchange or such other national securities exchange or market on which the common stock is then listed, the Company shall permit Ares to have an observer on the audit committee to attend meetings of such committee, whether conducted in person or by teleconference.  The observer will receive notice of such meetings of the audit committee at the same time and in the same form as delivered to members of the audit committee.  The observer shall be one of Ares’ designees to the Board and shall have the right to receive copies of all notices, minutes, consents and other material that the Company or the Board provides to members of the audit committee, except that the observer may be excluded from access to any material or meeting or portion thereof if the Board or the audit committee determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information, or for other similar reasons.

The Investor agrees that any confidential information provided to or learned by it in connection with its rights under this letter shall be subject to the confidentiality provisions set forth in that certain Stockholders Agreement dated as of August 14, 2009, as amended and/or restated, by and among the Company, the Investor and other stockholders of the Company.

This agreement may not be amended except by a written instrument signed by the Investor and the Company.

In the event that the Company agrees to amend either of the management rights letters it has entered into with Providence Equity Partners VI International L.P. and NewBridge International Investment Ltd. in a manner that would be beneficial to the Investor, the Company agrees that it will offer to amend this agreement to provide the Investor with the same such rights.

The rights described herein shall terminate and be of no further force or effect upon the Investor no longer holding any shares of capital stock of the Company or securities convertible into or exercisable for shares of capital stock of the Company (the “Company Securities”).  The confidentiality obligations referenced herein will survive any such termination.

Subject to the preceding paragraph, if the Company engages in a restructuring or similar transaction, any resulting entity or entities shall be subject to this Agreement in the same manner as the Company.

The Company hereby further agrees that the Investor may transfer the rights granted to it hereunder to any other investment vehicle managed by an affiliate of the Investor to whom it transfers all or any of the Company Securities.

[Signature page follows].

Very truly yours,

STREAM GLOBAL SERVICES, INC.

By:
R. Scott Murray
Chairman and Chief Executive Officer

ACKNOWLEDGED AND ACCEPTED:

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By: ACOF MANAGEMENT II, L.P., Its General Partner

By: ACOF OPERATING MANAGER II, L.P., Its General Partner

By: ARES MANAGEMENT, INC., Its General Partner

By:
Name:
Title:

[Signature Page to Ares Management Rights Letter]